ON ENDONOVO THERAPEUTICS LETTERHEAD

July 13, 2020

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Endonovo Therapeutics, Inc.
Amendment Number One to Registration Statement Form S-1 – Acceleration Request
File No. 333-239384

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to July 16, 2020 at 10:00 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve Endonovo Therapeutics, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	Endonovo Therapeutics, Inc. may not assert staff comments and the Declaration of Effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Endonovo Therapeutics, Inc.

/s/ Alan B. Collier
Alan B. Collier, CEO